

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re:** **Anadarko Petroleum Corporation**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2010**
> **Filed November 1, 2010**
> **File No. 1-08968**

Dear Mr. Gwin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant